Exhibit 99.1

Notice to Convene Annual General Meeting 2026

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

March 23, 2026 at 2:00 p.m. CET

The annual general meeting will be held at:

Mazanti-Andersen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chair of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members

6.	Election of State-authorized Public Auditor

7.	Other proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chair of the general meeting.

Re 2

Chair of the board of directors, Albert Cha, Chief Executive Officer, Jan Møller Mikkelsen, or Chief Legal Officer, Michael Wolff Jensen will report on the Company’s activities for the year ended December 31, 2025.

Re 3

The board of directors recommends that the audited annual report (including Sustainability and P-ESG report) be adopted and that a resolution be passed to discharge the board of directors and management from liability.

Re 4

The board of directors proposes that the consolidated loss for the year of EUR 228 million be carried forward to next year through recognition in accumulated deficit.

Re 5

All members of the board of directors are up for election.

Currently, the board of directors is composed of the following members:

Albert Cha

Lars Holtug

Jan Møller Mikkelsen

Lisa Jane Morrison

William Carl Fairey Jr

Siham Imani

The board of directors proposes that all of the current members of the board of directors listed above be re-elected.

Additionally, the board of directors proposes that Jean-Jacques Bienaimé is elected as a new non-executive member of the board of directors.

All the listed candidates have accepted to stand for election in accordance with the above. Information about the current board members and Jean-Jacques Bienaimé is available on the Company’s website https://investors.ascendispharma.com/.

Re 6

The board of directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be appointed as the Company’s auditor in respect of statutory financial and sustainability reporting.

Re 7

7.a Proposal from the board of directors

The board of directors proposes that the following authorization be adopted:

The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 22 March 2031 on one or more occasions to purchase shares of up to a total nominal value DKK 1,000,000 or American Depositary Shares representing a corresponding number of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price. The proposed authorization shall be in addition to the authorizations granted by the shareholders at the annual general meetings held in 2021 and 2023, respectively. It is noted that the authorization granted at the general meeting in 2021 will expire in May 2026.

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The proposals contained in items 1, 3-7 may be adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 61,990,252 consisting of 61,990,252 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of February 23, 2026.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

•	Board of Directors candidates’ description

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

Shareholders may submit questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is March 16, 2026. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the register of shareholders as well as notifications concerning ownership which the company has received with a view to updating the ownership in the register of shareholders.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the articles of association.

Shareholders, proxies and any accompanying advisers must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than March 19, 2026 at 11.59 p.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than March 19, 2026 at 11.59 p.m. (CET).

Proxies may also be granted electronically on the Company’s website or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than March 19, 2026 at 11.59 p.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the annual general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote, whether sent by mail or made electronically, must be received by Computershare A/S no later than March 19, 2026 at 11.59 p.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days or weeks.

Hellerup, February 23, 2026

On behalf of the board of directors

Albert Cha

Chair